UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

August 20, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Kranem Corporation

File No. 000-53563 - CF#27779

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Kranem Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on December 27, 2011, and amended on March 16, 2012 and July 27, 2012.

Based on representations by Kranem Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1 to Form 8-K re-filed as Exhibit 10.15 through November 29, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel